UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 6, 2022

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Covetrus, Inc.

File No. 005-90857 – CTR#3122

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Covetrus, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Schedule 13E-3 filed on August 5, 2022.

Based on representations by Covetrus, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public:

Exhibit (c)(5)
Exhibit (c)(6)
Exhibit (c)(7)
Exhibit (c)(8)
Exhibit (c)(9)
Exhibit (c)(10)
Exhibit (c)(11)
Exhibit (c)(12)
Exhibit (c)(13)
Exhibit (c)(14)

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Ted Yu
Chief, Office of Mergers and Acquisitions